FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 30, 2004

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
NOTICE OF BOARD OF DIRECTORS RESOLUTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date February 2, 2004	By	/s/ Shunji Onda (Signature)* Shunji Onda General Manager, Finance Division Canon Inc.

* Print the name and title of the signing officer under his signature.

The following materials are included.

NOTICE OF BOARD OF DIRECTORS RESOLUTION ON CHANGE IN NUMBER OF SHARES TO CONSTITUTE ONE UNIT

January 30, 2004

     TO OUR SHAREHOLDERS

Canon Inc. 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo Fujio Mitarai President and C.E.O.

NOTICE OF BOARD OF DIRECTORS RESOLUTION
ON
CHANGE IN NUMBER OF SHARES TO CONSTITUTE ONE UNIT

Notice is hereby given that a resolution was adopted at the meeting of the Board of Directors of the Company held on January 29, 2004, regarding the amendment of the Articles of Incorporation to change the number of shares to constitute one unit, pursuant to the provision of Article 221, Paragraph 2, of the Commercial Code of Japan, as follows:

[Resolution]
As of May 6 (Thursday), 2004, the number of shares to constitute one unit shall be changed from 1,000 shares to 100 shares.
(Article 6, Paragraph 1, of the Articles of Incorporation of the Company shall be amended to read, “One hundred (100) shares of the Company shall constitute one unit of shares.” as of the same day.)

[Reference]
1.	In accordance with the above change, the unit for trading on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges will also change from 1,000 shares to 100 shares as of May 6, 2004.

2.	For shareholders who hold at least 100 registered shares but falling short of one unit as of May 5, 2004 (as a practical matter, as of April 30, 2004, since the office of our transfer agent will be closed for holidays from May 1 through May 5, 2004), the Company will issue a share certificate in the 100-share denomination for each 100 shares held and will mail such share certificates to shareholders’ registered addresses in the middle of May 2004.

3.	As the share certificates in 10,000-, 1,000- and 500-share denominations may not be traded in ordinary manners from May 6, 2004, shareholders holding such share certificates are kindly requested to replace those certificates with the share certificates in 100-share denomination at the office of our transfer agent (see below) or to register under the Central Securities Depository System.

4.	A notice regarding the replacement with share certificates in the 100-share denomination will be mailed to each registered address in late April 2004. Please follow the procedures accordingly.

Please note that shareholders who have already registered under the Central Securities Depository System will not be required to take any action.

Canon Inc.

Business handling place of the transfer agent:	Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd. 2-1, Yaesu 1-chome, Chuo-ku, Tokyo

Mailing address and telephone number of the agent:	Business Office of Stock Transfer Agency Department Mizuho Trust & Banking Co., Ltd. 17-7, Saga 1-chome, Koto-ku, Tokyo 135-8722 Telephone: +81-3-5213-5213

Intermediary offices:	Branches of Mizuho Trust & Banking Co., Ltd. in Japan Head Office and branches of Mizuho Investors Securities Co., Ltd. in Japan